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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66720

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/27/05 (MM/DD/YY) AND ENDING 04/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Campbell Lutyens & Co Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
320 Park Avenue, 28th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr Eric Estes 212-214-0558 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

PROCESSED
AUG 21 2006
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 29 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Campbell Lutyens & Co Inc.
(S.E.C. I.D. No. 8-66720)

STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2006
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDER OF CAMPBELL LUTYENS & CO INC.:

We have audited the accompanying Statement of Financial Condition of Campbell Lutyens & Co Inc. (the "Company") as of April 30, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Campbell Lutyens & Co Inc. at April 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 22, 2006

CAMPBELL LUTYENS & CO INC
STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2006

ASSETS	
Cash	$ 141,431
Fixed assets, net of accumulated depreciation of $1,526	23,528
Other assets	17,934
Total Assets	$ 182,893
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Payable to affiliate, net	$ 6,906
Taxes payable	27,000
Accrued expenses	24,625
	58,531
Stockholder's Equity	
Common stock, par value $.10 per share; 200,000 shares authorized, issued and outstanding	20,000
Retained earnings	104,362
Total Stockholder's Equity	124,362
Total Liabilities and Stockholder's Equity	$ 182,893

See Notes to Statement of Financial Condition.

CAMPBELL LUTYENS & CO INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Campbell Lutyens & Co Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is incorporated in the State of Delaware and is a wholly-owned subsidiary of Campbell Lutyens Holdings Ltd (the "Parent"). The Company assists the Parent in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. The Parent pays the Company fees which reflect value the Company provides to the Parent in the normal course of business. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

Basis of Presentation—The Statement of Financial Condition is presented in accordance with accounting principles generally accepted in the United States of America which include industry practices. The Statement of Financial Condition is presented in U.S. Dollars.

Use of Estimates—In presenting the Statement of Financial Condition, management makes estimates regarding certain matters that affect the reported amounts and disclosures in the Statement of Financial Condition. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates.

Revenue Recognition—The Company earns revenue through a revenue sharing arrangement with the Parent. The Parent charges a fee for raising capital for private equity firms and investment managers and provides related specialized financial services to third party clients. The revenue sharing arrangement with the Parent reimburses the Company for expenses incurred and value added in the course of assisting the Parent in providing the above mentioned services.

Fixed Assets— Fixed assets comprise furniture and computer equipment which are reported at cost, net of accumulated depreciation. Depreciation is provided for furniture and computer equipment on a straight-line basis over the estimated useful life of the assets. The assets are depreciated over five years.

Other Assets—Other assets comprise amounts related to rent deposit, amount on deposit with clearing organizations.

Liabilities—Accrued expenses consist primarily of accruals made for professional fees.

Income Taxes—The amount of current and deferred taxes payable or refundable is recognized as of the date of the Statement of Financial Condition, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the Statement of Financial Condition for the changes in deferred tax liabilities or assets between years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

2. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into related party transactions with an affiliate. These transactions mainly consist of the affiliate providing operational support to the Company. At April 30, 2006 the Company had a net intercompany payable to affiliate of $6,906 which related to expenses paid in advance and fee income.

3. FIXED ASSETS

Fixed assets are comprised of the following:

Furniture	$	21,211
Computer equipment		3,843
		25,054
Less - accumulated depreciation		1,526
	$	23,528

4. COMMITMENTS AND CONTINGENCIES

The Company entered into a lease commitment for office space on November 23, 2004, which expires on February 28, 2008. In connection with this lease, the Company has a security deposit of $17,199. At April 30, 2006, the future minimum base rental payments under these leases are as follows:

April 30		Commitment
2007	$	98,280
2008		81,900
Total	$	180,180

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At April 30, 2006, the Company had net capital of $82,900, which was $77,900 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.71 to 1.

6. INCOME TAXES

The provision for income taxes has been computed in accordance with Statement of Financial accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*.
The Company has a net deferred tax asset of $0 and does not have any temporary differences in the current period and historically. Accordingly no valuation allowance has been established.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

June 22, 2006

Campbell Lutyens & Co., Inc.
320 Park Avenue, 28th Floor
New York, NY 10022

In planning and performing our audit of the financial statements of Campbell Lutyens & Co., Inc. (the "Company") as of April 30, 2006 and for the period April 27, 2005 through April 30, 2006 (on which we issued our report dated June 22, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that

they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP